Nova Pharmaceutical, Inc
                           31712 Casino Drive Suite 7B
                             Lake Elsinore, Ca 92530
                          909-245-4657 Fax 909-245-8339


August 27, 1999

The Securities and Exchange Commission
450 5th Street North West
Washington D.C.  20549


To Whom It May Concern:

Nova Pharmaceutical, Inc is hereby withdrawing the Form 10-SB filed on June 30, 1999. The file number is 000-26549.

Nova will re-file the Form 10-SB with June 30, 1999 financial statements and respond appropriately to the issues raised by SEC Comments in their letter dated July 28,1999. The purpose for this change is to provide Nova time to appropriately respond to the comments and to provide more current financial data.

Should you have any questions, please call our Chief Financial Officer Bob Eggering at 909-245-4657. Thanks for your consideration.

Sincerely:

/S
Ralph Mann
President